Exhibit 99.1

Telesat Reports Results for the Quarter

Ended June 30, 2018

OTTAWA, CANADA, August 2, 2018 - Telesat Canada (“Telesat”) today announced its financial results for the three and six-month periods ended June 30, 2018. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended June 30, 2018, Telesat reported consolidated revenues of $212 million, compared to $226 million in the same period in 2017. During the quarter, the U.S. dollar was approximately 4% weaker against the Canadian dollar than it was during the second quarter of 2017 and, as a result, there was an unfavorable impact on the conversion of U.S. dollar denominated revenues. Excluding the impact of foreign exchange rate changes, revenue decreased by 4% ($8 million) compared to the same period in 2017.

Operating expenses of $36 million for the quarter were 18% ($8 million) lower than the same period in 2017, or 16% ($7 million) lower excluding the impact of changes in foreign exchange rates. Adjusted EBITDA1 for the quarter was $179 million; a decrease of 3% ($5 million) compared to the same period in 2017 and unchanged when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the second quarter of 2018 was 84.3%, compared to 81.3% in the same period in 2017.

On January 1, 2018, Telesat adopted IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers. For the three-month period ended June 30, 2018, the adoption of IFRS 15 had a net positive impact of approximately $3 million on revenues, an approximately $6 million reduction in operating expenses and a positive impact of approximately $9 million on Adjusted EBITDA1.The adoption of IFRS 9 had no impact on revenues, operating expenses and Adjusted EBITDA1.

Telesat’s net loss for the quarter was $6 million compared to net income of $148 million for the quarter ended June 30, 2017. The $154 million difference was the result of a higher non-cash loss on foreign exchange arising principally from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars in the second quarter of 2018.

For the six-month period ended June 30, 2018, revenue was $444 million, a decrease of 4% ($16 million) compared to the same period in 2017. When adjusted for changes in foreign exchange rates, revenues declined 1% ($4 million) compared to the same period in 2017. Operating expenses were $74 million, a decrease of 25% ($25 million) from the first half of 2017. The decrease in operating expenses was due to the impact of IFRS 15 implementation in 2018 and lower compensation expense associated with certain payments to option holders made in connection with the cash distribution to shareholders in the first quarter of 2017. Adjusted EBITDA1 was $373 million, a decrease of 1% ($2 million). When adjusted for foreign exchange rate changes Adjusted EBITDA1 increased by 2% ($8 million) compared to 2017. The Adjusted EBITDA margin1 for the first half of 2018 was 84.1%, compared to 81.6 % in the same period in 2017.

For the six-month period ended June 30, 2018, the adoption of IFRS 15 had a net positive impact of approximately $7 million on revenues, an approximate $11 million reduction in operating expenses and a positive impact of approximately $18 million on Adjusted EBITDA1.

For the six-month period ended June 30, 2018, the net loss was $21 million, compared to net income of $236 million for the same period in 2017. The decrease in net income for the first half of the year was principally the result of higher foreign exchange losses in the first half of 2018, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars.

“I am pleased with our performance for the second quarter and first half of the year,” commented Dan Goldberg, Telesat’s President and CEO. “In addition to achieving solid financial results, we took a number of concrete steps to strengthen our business and position the company for future growth. In this regard, we completed the construction of our state-of-the-art Telstar 19 VANTAGE satellite and, last month, successfully launched it on a SpaceX Falcon 9 rocket. We also continued to make progress on our planned Telstar 18 VANTAGE satellite, which we anticipate will launch later this month. Moreover, our first Low Earth Orbit (LEO) satellite became operational in the quarter. It will be used to demonstrate some of the key advantages of our planned LEO constellation. The Telesat LEO constellation will deliver transformative, low latency, fiber-like broadband to commercial and government users worldwide. Earlier this week we announced that Telesat entered into two important contracts – one with a consortium comprised of Thales Alenia Space and Maxar and the other with Airbus – to further develop and validate the system design for our LEO constellation. Also in the quarter we repriced our outstanding Term Loan, reducing our borrowing costs and strengthening our financial position. Looking ahead, we remain focused on increasing the utilization of our in-orbit satellites and executing on our key growth initiatives.”

Business Highlights

o	At June 30, 2018:

o	Telesat had contracted backlog[2] for future services of approximately $3.8 billion.

o	Fleet utilization was 94% for Telesat’s North American fleet and 68% for Telesat’s international fleet.

o	In April 2018, Telesat entered into amended Senior Secured Credit Facilities, which reduced the applicable margin from 3.0% to 2.5% on the then outstanding borrowings of US $2,344 million.

o	In May 2018, Telesat announced that orbit raising and payload testing on its Phase 1 LEO satellite was complete and that the spacecraft was ready to support live demonstrations of its capabilities.

o	On July 22, 2018, Telesat announced the successful launch of its new Telstar 19 VANTAGE high throughput satellite (HTS). Telstar 19 VANTAGE is the latest in a new generation of Telesat satellites with capacity optimized to serve the types of bandwidth intensive applications increasingly in demand by users worldwide. Telstar 19 VANTAGE is expected to enter commercial service later this summer after it has successfully completed orbit raising and comprehensive in-orbit testing.

o	Earlier this week, Telesat announced that it selected two contractor teams to further develop system designs for Telesat’s LEO constellation. One of the teams is a consortium of Thales Alenia Space and Maxar Technologies. The other team is led by Airbus Defence and Space (Airbus).

Telesat’s report on Form 6-K for the quarter ended June 30, 2018, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Thursday, August 2, 2018, at 10:30 a.m. ET to discuss its financial results for the three and six month periods ended June 30, 2018 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 478-9326. Callers outside of North America should dial +1 (416) 340-2219. The conference reference number is 4288035. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on August 2, 2018, until 11:59 p.m. ET on August 16, 2018. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 8346920 followed by the number sign (#).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “anticipate”, “planned”, “expected”, “scheduled” and “will”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government funding for the LEO satellite constellation, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 16 GEO satellites, the Canadian payload on ViaSat-1 and one Phase 1 LEO satellite which is the start of Telesat’s planned global LEO satellite constellation that will offer low latency, high throughput broadband services. An additional GEO satellite is scheduled for launch in August 2018. Telesat is also a leading technical consultant providing high value expertise and support to satellite operators, insurers and other industry participants on a global basis. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336; ir@telesat.com

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of (Loss) Income
For the periods ended June 30

	Three months		Six months
(in thousands of Canadian dollars)	2018	2017	2018	2017
Revenue	$211,888	$225,982	$444,242	$460,651
Operating expenses	(36,271)	(43,980)	(74,423)	(99,178)
	175,617	182,002	369,819	361,473
Depreciation	(54,139)	(56,129)	(108,168)	(112,251)
Amortization	(6,411)	(6,585)	(12,807)	(13,172)
Other operating (losses) gains, net	(20)	3	(17)	(21)
Operating income	115,047	119,291	248,827	236,029
Interest expense	(57,260)	(50,448)	(115,889)	(100,198)
Interest and other income (expenses)	9,344	(1,332)	8,817	(1,140)
Gain on changes in fair value of financial instruments	1,340	1,783	14,504	14,305
(Loss) gain on foreign exchange	(59,475)	96,106	(136,919)	119,593
Income before tax	8,996	165,400	19,340	268,589
Tax expense	(15,028)	(17,766)	(40,647)	(32,972)
Net (loss) income	$(6,032)	$147,634	$(21,307)	$235,617

Telesat Canada
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	June 30, 2018	December 31, 2017

Assets
Cash and cash equivalents	$562,908	$479,045
Trade and other receivables	50,954	64,986
Other current financial assets	17,743	2,437
Prepaid expenses and other current assets	16,934	8,503
Total current assets	648,539	554,971
Satellites, property and other equipment	1,751,635	1,791,847
Deferred tax assets	8,663	4,617
Other long-term financial assets	89,192	83,531
Other long-term assets	3,699	3,056
Intangible assets	800,821	812,995
Goodwill	2,446,603	2,446,603
Total assets	$5,749,152	$5,697,620

Liabilities
Trade and other payables	$21,620	$37,919
Other current financial liabilities	27,525	26,355
Other current liabilities	120,579	77,324
Current indebtedness	7,027	14,486
Total current liabilities	176,751	156,084
Long-term indebtedness	3,578,329	3,528,891
Deferred tax liabilities	417,988	445,114
Other long-term financial liabilities	54,900	58,831
Other long-term liabilities	419,560	365,879
Total liabilities	4,647,528	4,554,799

Shareholders’ Equity
Share capital	153,706	152,682
Accumulated earnings	904,308	968,408
Reserves	43,610	21,731
Total shareholders’ equity	1,101,624	1,142,821
Total liabilities and shareholders’ equity	$5,749,152	$5,697,620

Telesat Canada
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars)	2018	2017

Cash flows from operating activities
Net (loss) income	$(21,307)	$235,617
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation	108,168	112,251
Amortization	12,807	13,172
Tax expense	40,647	32,972
Interest expense	115,889	100,198
Interest income	(4,882)	(2,513)
Loss (gain) on foreign exchange	136,919	(119,593)
Gain on changes in fair value of financial instruments	(14,504)	(14,305)
Share-based compensation	3,010	1,689
Loss on disposal of assets	17	21
Other	(43,912)	(21,269)
Income taxes paid, net of income taxes received	(50,820)	(33,047)
Interest paid, net of capitalized interest and interest received	(87,301)	(107,377)
Operating assets and liabilities	25,802	54,111
Net cash from operating activities	220,533	251,927

Cash flows used in investing activities
Satellite programs, including capitalized interest	(49,777)	(66,973)
Purchase of property and other equipment	(3,939)	(5,726)
Purchase of intangible assets	(4,436)	(12,653)
Net cash used in investing activities	(58,152)	(85,352)

Cash flows used in financing activities
Repayment of indebtedness	(79,523)	(16,241)
Payment of debt issue costs	(10,190)	(42,867)
Return of capital to shareholders	—	(506,135)
Capital lease payments	(14)	(15)
Satellite performance incentive payments	(4,336)	(4,349)
Proceeds from exercise of stock options	—	77
Settlement of derivatives	—	206
Net cash used in financing activities	(94,063)	(569,324)

Effect of changes in exchange rates on cash and cash equivalents	15,545	(24,938)

Increase (decrease) in cash and cash equivalents	83,863	(427,687)
Cash and cash equivalents, beginning of period	479,045	782,406
Cash and cash equivalents, end of period	$562,908	$354,719

Telesat’s Adjusted EBITDA margin(1):

	Three months ended June 30,		Six months ended June 30,
(in thousands of Canadian dollars) (unaudited)	2018	2017	2018	2017
Net (loss) income	$(6,032)	$147,634	$(21,307)	$235,617
Tax expense	15,028	17,766	40,647	32,972
Gain on changes in fair value of financial instruments	(1,340)	(1,783)	(14,504)	(14,305)
Loss (gain) on foreign exchange	59,475	(96,106)	136,919	(119,593)
Interest and other (income) expenses	(9,344)	1,332	(8,817)	1,140
Interest expense	57,260	50,448	115,889	100,198
Depreciation	54,139	56,129	108,168	112,251
Amortization	6,411	6,585	12,807	13,172
Other operating losses (gains), net	20	(3)	17	21
Non-recurring compensation expenses(3)	339	845	658	12,710
Non-cash expense related to share-based compensation	2,628	790	3,010	1,689
Adjusted EBITDA	$178,584	$183,637	$373,487	$375,872

Revenue	$211,888	$225,982	$444,242	$460,651
Adjusted EBITDA Margin	84.3%	81.3%	84.1%	81.6%

End Notes

1        The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2        Contracted revenue backlog (‘‘backlog’’) represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity. Backlog is not a presentation made in accordance with IFRS. The presentation of backlog is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of backlog. Telesat believes the disclosure of the recognition of backlog provides information that is useful to an investor’s understanding of its expected known revenue recognition.

3        Includes severance payments and special compensation and benefits for executives and employees.